                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the second quarter of 2004


                             AETERNA ZENTARIS INC.
                  --------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F          Form 40-F    X
                                  ------             ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes         No   X
                             -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

--------------------------------------------------------------------------------
1.             AEterna's Interim Report 2004 - Second Quarter (Q2)
--------------------------------------------------------------------------------

August 11, 2004


To our stockholders,


During the second quarter of 2004, we delivered a solid financial performance while also achieving our strategic objectives.

In addition to across-the-board strong financial performance from all our sectors of activity, we continued to advance our product pipeline and reported positive results on perifosine (cancer) and cetrorelix (endometriosis, uterine myoma, benign prostate hyperplasia), which support the ongoing and planned clinical development of these drug candidates in their respective indications. To that end, we are planning the initiation of Phase II trials on perifosine in combination with radiotherapy, while further clinical development of cetrorelix in endocrine therapy is being planned with our partner Solvay Pharmaceuticals.

We believe that our accomplishments in the recent months have established a solid foundation for us to continue to grow our business and to achieve our objectives for the remainder of 2004.



SECOND QUARTER 2004 HIGHLIGHTS

o POSITIVE PHASE II RESULTS FOR CETRORELIX IN ENDOMETRIOSIS, UTERINE MYOMA AND BENIGN PROSTATE HYPERPLASIA - Favorable data continues to support the ongoing and planned clinical development of cetrorelix

o POSITIVE PHASE I RESULTS FOR PERIFOSINE IN COMBINATION WITH RADIOTHERAPY IN CANCER - Results support the planned initiation of Phase II trials on perifosine in combination with radiotherapy

o NEW AGREEMENT WITH ARDANA BIOSCIENCE FOR LHRH ANTAGONIST TEVERELIX IN PROSTATE CANCER

o    NAME CHANGE TOAETERNA ZENTARIS AND ADDITION TO THE NASDAQ BIOTECH INDEX

o ATRIUM REVENUES OF $47 MILLION, AN INCREASE OF 90% AND NET EARNINGS OF $4.1 MILLION, AN INCREASE OF 154.3%


OUTLOOK

The Company's specific goals for the remainder of 2004 include:

o    Initiate Phase II trials on perifosine in combination with radiotherapy
o Report preliminary Phase II data on perifosine from multiple North American trials
o    Develop new perifosine analogs
o    Advance one or more preclinical compounds into Phase I trials
o    Advance clinical development of cetrorelix with Solvay
o Pending marketing approval for Cetrotide(R) in Japan for IN VITRO fertilization

On behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,



/s/ GILLES GAGNON
------------------------------------------------
Gilles Gagnon, MSc, MBA
President and Chief Executive Officer

SECOND QUARTER 2004

QUARTERLY REPORT
----------------


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE COMPANY'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOW. THIS DISCUSSION SHOULD BE READ IN
  CONJUNCTION WITH THE INFORMATION CONTAINED INAETERNA ZENTARIS INC.'S INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE SIX-MONTH PERIOD
     ENDED ON JUNE 30, 2004 AND 2003. ALL FIGURES ARE IN CANADIAN DOLLARS.


COMPANY OVERVIEW


AEterna Zentaris Inc. ("AEterna" or "the Company"), formerly AEterna Laboratories Inc., is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia prostate (BPH). The Company also owns 62% of its subsidiary Atrium Biotechnologies Inc. ("Atrium") which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

The Company operates in three segments of operations: biopharmaceutical, cosmetics-nutrition and distribution segments. AEterna, along with its wholly-owned subsidiary Zentaris GmbH, represent the biopharmaceutical segment.

The cosmetics and nutrition segment is dedicated to the development, manufacturing and marketing of cosmetics, active ingredients and nutritional products. On the other hand, the distribution segment specializes in value-added services by supporting innovation, importing and distributing raw materials and high-end brand-name activities. These two segments are operated by Atrium and its subsidiaries.

AEterna seeks to ensure continued growth of its activities by acquiring companies and/or products, as well as by fulfilling its existing pipeline from its drug discovery platform and continuing to sign agreements with strategic worldwide partners.

SECOND QUARTER HIGHLIGHTS

Consolidated results-at-a-glance
(expressed in thousands of Canadian dollars)


                                                      QUARTERS ENDED JUNE 30,          SIX MONTHS ENDED JUNE 30,
UNAUDITED                                              2004             2003             2004             2003
-----------------------------------------------------------------------------------------------------------------
REVENUES                                          $   65,840     $     38,875     $    124,289     $     79,688
OPERATING INCOME (LOSS)                                9,177           (1,128)          10,761           (2,449)
NET EARNINGS (LOSS)                                    1,330           (4,668)          (1,220)          (9,558)

In the biopharmaceutical segment, we entered into an expanded agreement on April 2, 2004 for the LHRH antagonist, teverelix, with Ardana Bioscience, a specialty pharmaceutical company located in Edinburgh, Scotland. Ardana acquired full worldwide rights to the teverelix compound and the underlying microcrystalline suspension technology, including all related intellectual property. In return, the Company is eligible to receive upfront and guaranteed payments totalling
E12 million until 2006, as well as potential future royalties on sales of teverelix or any other LHRH antagonist that could be combined with the microcrystalline suspension technology.

On April 29, 2004, we also announced statistically significant positive results from recently completed Phase II clinical program designed to evaluate cetrorelix, a luteinizing hormone releasing hormone (LHRH) antagonist, in three different indications: endometriosis, presurgical treatment of uterine myoma and benign prostatic hyperplasia (BPH). These results showed that patients can benefit from a targeted and controlled decrease in sex hormones, including estrogen and testosterone. The positive results of six Phase II trials, which also demonstrated good tolerability in all these indications, will form the basis for further development of cetrorelix in different indications with Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for cetrorelix for the above indications. This major achievement generated E4 million of milestone payments from Solvay.

Furthermore, on June 10, 2004, we announced that our product, perifosine, an orally-active AKT inhibitor for the treatment of cancer, showed encouraging results in a Phase I trial in combination with radiotherapy. We also mentioned our intention to initiate a clinical program for perifosine through the ongoing collaboration with the Netherlands Cancer Institute of Amsterdam. Our North American partner, Keryx Biopharmaceuticals (NASDAQ: KERX), located in the United States, also intends to initiate several single-agent and combination studies testing perifosine as a treatment for various forms of cancer.

In the cosmetics and nutrition segment, the ongoing integration of newly-acquired Pure Encapsulations Inc. ("Pure") in March 2004 is going very well. Pure is a company based in Sudbury, Massachusetts, in the United States, which focuses mainly on the development, manufacturing and marketing of nutritional supplements geared toward physicians and other healthcare professionals. Pure acquisition complements Atrium's actual products in the nutrition segment. Pure revenues reached over $25 million in 2003. This acquisition and the acquisition of Chimiray/Interchemical in 2003, combined with Atrium's internal growth has enabled our subsidiary to increase its net earnings by 154% to $4.1 million for the second quarter in comparison with $1.6 million with the same quarter last year.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with the Canadian Generally Accepted Accounting Principles ("GAAP"), and access to a summary of differences between Canadian and US GAAP is possible by consulting note 23 of our annual 2003 financial statements. These accounting principles require that management make estimates that could have an impact on assets and liabilities in the financial statements. The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

REVENUE RECOGNITION AND DEFERRED REVENUES

In the biopharmaceutical segment, in which there are existing agreements with strategic partners, revenues increased significantly in 2003. The existing cooperation and royalty agreements usually provide for upfront, codevelopment and milestone payments, as well as royalties on sales made by the partners. Finally, with regard to certain agreements, the Company has to provide manufacturing of the products and, therefore, generate product sales.

Payments received at the beginning of research cooperation agreements (upfront payments) are not recorded as revenue when received, but are amortized based on the progress of the research and development work concerned. Milestone payments are recognized when appropriate development results are achieved and agreed by the customer. Royalty receipts for marketing products are only to be paid by commercial partners when product revenues are actually achieved and are accordingly first recorded as revenues by the Company at such time.

Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenues.

RESEARCH AND DEVELOPMENT COSTS

All research and development ("R&D") costs, which do not meet generally accepted criteria for deferral, are expensed as incurred. Development costs, which meet generally accepted criteria for deferral, are capitalized and amortized against earnings over the estimated period of benefit. To date, no costs have been deferred. Acquired in-process R&D having no alternative future uses is written off at the time of acquisition.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assists us with these matters, such determination involve considerable judgment, and often involve the use of significant estimates and assumptions, including those respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

On January 1, 2002, we adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") and discontinued the amortization of goodwill accordingly. Prior to this date, goodwill was amortized on a straight-line basis over its expected useful life of fifteen and twenty years. We review the carrying values of goodwill and intangible assets when conditions arise that indicate that any impairment may have occurred. Examples of these conditions include significant underperformance relative to historical or expected future results, significant changes in the manner of our use of the acquired assets or our strategy, significant negative industry or economic trends, or significant decline in our share price or market capitalization.

Goodwill is tested annually for impairment in relation to the fair value of each reporting unit to which goodwill applies. An impairment charge is recorded for any goodwill that is considered impaired. Based on the impairment test performed as of June 30, 2004, we concluded that no goodwill impairment charge was required.

Intangible assets consist mainly of patents, trademarks, licenses, and distribution agreements. They are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years. Intangible assets with definite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. As at June 30, 2004, there were no events or circumstances indicating that the carrying value may not be recoverable.

ACCOUNTING FOR INCOME TAXES

We operate in multiple jurisdictions, and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe will not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We recorded a valuation allowance as at June 30, 2004, due to uncertainties related to our ability to utilize some of our income tax assets before they expire. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

STOCK-BASED COMPENSATION PLANS

On January 1, 2002, AEterna adopted the recommendations issued by the CICA and, at that time, we had chosen not to use the fair value method to account for the stock-based compensation costs arising from awards to employees. The fair value method was only used for stock-based payments made in exchange for goods and services. Starting on January 1, 2004, we have to use the fair value method to account for stock-based compensation costs. We decided to use the prospective method as transitional method, as permitted under the amendments made to the recommendations during 2003. According to this method, all stock-based compensations granted during 2003 and beyond will be recorded in the corresponding period without restatement of prior years. However, AEterna is still required to provide pro forma disclosures relating to net loss and net loss per share as if stock-based compensation costs had been recognized in the financial statements using the fair value method for options granted to employees in 2002.

The following points detail the changes in critical accounting policies that have occurred since our most recent annual report:

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued new Handbook Section 1100 "Generally Accepted Accounting Principles" ("GAAP"), which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the Handbook does not cover a particular situation and clarifies the role of "industry practice" in setting GAAP. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

In July 2003, the CICA issued new Handbook Section 1400 "General Standards of Financial Statement Presentation" which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must present fairly in accordance with Canadian Generally Accepted Accounting Principles its financial position, results of operations and cash flows. The Company adopted this new standard on January 1, 2004 without having any significant impact on the Company's financial statements.

HEDGING RELATIONSHIPS

The CICA has issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for fiscal years beginning on or after January 1, 2004. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under this new guideline, the Company is also required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings. The Company adopted this guideline as at January 1, 2004 without having any significant impact on the Company's financial statements.

REVENUE RELATED RECOGNITION

In December 2003, the CICA Emerging Issues Committee (EIC) issued Abstracts No. 141 "Revenue Recognition" and No. 142 "Revenue Arrangements with Multiple Deliverables". The latter is based on Issue No. 00-21 entitled "Revenue Arrangements with Multiple Deliverables" issued in May 2003 by the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") in the United States. EIC's 141 and 142 provide clarification guidelines for determining when revenue from the sale of goods must be recognized. The Company prospectively adopted these guidelines for contracts signed after January 1, 2004 and do not believe EIC 141 and 142 will have any significant impact on the Company.

RESULTS OF OPERATIONS

Consolidated

NET EARNINGS for the second quarter of 2004 was $1.3 million or $0.03 of basic and diluted income per share, compared to a net loss $4.7 million or $0.11 per basic and diluted loss per share. This improvement in the results of operation is the reflect of higher net earnings from our cosmetics-nutrition and distribution segments, of a non-recurring milestone payment from one of our partners in the biopharmaceutical segment, as well as the realignment of the clinical development program initiated in December 2003. For the six-month period ended June 30, 2004, the net loss decreased by $8.4 million, from $9.6 million to $1.2 million.

The weighted average number of shares outstanding used to calculate the basic net income per share for the second quarter of 2004 was 45.6 million shares as compared to 40.7 million shares for the same period in 2003. This increase of
4.9 million shares primarily reflects the issuance of 4.5 million subordinate voting shares for a bought deal closed on July 24, 2003. The weighted average number of shares outstanding used to calculate the diluted net income per share for the second quarter of 2004 was 46.5 million shares. For the comparative period, we did not include the dilutive effect of stock options and convertible term loans in the calculation, otherwise, the effect would have been antidilutive.


Segment results-at-a-glance
(expressed in thousands of Canadian dollars)

                                                        QUARTERS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
UNAUDITED                                                 2004             2003            2004             2003
-----------------------------------------------------------------------------------------------------------------
Biopharmaceutical                               $       (1,210)  $       (5,667)  $      (5,962)   $     (11,560)
Cosmetics and nutrition                                  1,614              507           2,749            1,208
Distribution                                               949              446           1,994              847
Consolidation adjustments                                  (23)              46              (1)             (53)
-----------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                      1,330           (4,668)         (1,220)          (9,558)
-----------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET EARNINGS (LOSS) PER
SHARE                                                     0.03            (0.11)          (0.03)           (0.23)
-----------------------------------------------------------------------------------------------------------------

Biopharmaceutical Segment

REVENUES

For the three-month period ended June 30, 2004, biopharmaceutical segment revenue was $18.8 million, an increase of $4.6 million, compared to $14.2 million for the same period last year. For the six-month period ended June 30, 2004, the segment revenues totalized $31.4 million in comparison to $26.7 million last year. Revenue is derived from sales and royalties on Cetrotide(R) (cetrorelix) and Impavido(R) (miltefosine), as well as milestone payments, R&D contract fees and amortization of upfront payments received to date. Revenue from R&D contract fees and from the amortization of upfront payments is derived mainly from the ongoing development of cetrorelix and teverelix under existing collaboration agreements with our licensing partners Solvay and Ardana respectively. The revenue increase in the quarter and in the six-month period is mainly attributable to a one-time non-recurring milestone payment gained from our partner Solvay for cetrorelix.

Going forward into 2004, we expect to see an increase in revenue from R&D contract fees and amortization of upfront payments, since the Company has received additional upfront payments from other partnerships which are amortized based on the progress of the research and development concerned.

OPERATING EXPENSES

For the quarter ended June 30, 2004, COST OF SALES was $2.3 million, an increase of $0.1 million compared to $2.2 million for the same period last year. For the six-month period ended June 30, 2004, cost of sales was $6.1 million, an increase $2.7 million in comparison to $3.4 million for the same period last year. Manufacturing costs for Cetrotide(R) (cetrorelix) have increased, due to growing sales of this product generated by our partner Serono, and are expected to continue to increase in 2004 and beyond. Sales and royalties generated by Cetrotide(R) (cetrorelix) were $6.0 million in the second quarter of 2004 compared to $6.8 million in the same period last year and $13.4 million for the six-month period ended June 30, 2004 compared to $11.6 million for the same period last year. This leaves a gross margin of $3.7 million in the three-month period ended June 30, 2004 compared to $4.6 million for the same period last year and $7.3 million in comparison to $8.2 million for the six-month periods ended June 30, 2004 and 2003. Decrease in margin is due to the product mix in manufacturing costs. We do not expect any significant changes in the cost of sales, as percentage of corresponding sales and royalties, for the next quarter.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES for the three-month period ended June 30, 2004 were $4.3 million, a decrease of $0.2 million compared to $4.5 million for the same period in 2003. For the six-month period ended June 30, 2004, SG&A expenses increased to $7.9 million from $7.1 million for the same period last year. The increase in SG&A expenses in 2004 was primarily due to increased insurance costs, stock-based compensation costs and non-recurring expenses related to employee lay-off announced at the end of 2003, and the Company name change. We do not expect any additional fluctuations in SG&A costs for the remainder of 2004.

R&D EXPENSES for the three-month period ended June 30, 2004 were $8.8 million, a decrease of $1.4 million compared to $10.2 million for the same period in 2003, reflecting the realignment of the clinical development program initiated in December 2003, including the focusing of the R&D on perifosine, cetrorelix and the earlier stage products. For the six-month period ended June 30, 2004, R&D expenses decreased from $21.5 million to $16.5 million for the same reasons mentioned above. We expect R&D expenses to remain steady for the remainder of 2004.

DEPRECIATION AND AMORTIZATION for the three-month period ended June 30, 2004 was $2.0 million, a decrease of $0.1 million compared to $1.9 million for the same period last year. For the six-month period ended June 30, 2004, depreciation and amortization also decreased by $0.2 million, from $4.2 million to $4.0 million. The decrease was primarily attributable to the reallocation of a portion of the purchase price of Zentaris, which was finalized in the second quarter of 2003, from intangible assets to goodwill. We do not expect any major fluctuations in depreciation and amortization in the next two quarters.

INTEREST INCOME for the three-month period ended June 30, 2004 was approximately $0.5 million, an increase of $0.3 million compared to $0.2 million for the same period in 2003. For the six-month period ended June 30, 2004, interest income totalled $0.9 million compared to $1.0 million for the same period in 2003. Cash and short-term investment are comparable to the level of last year.

INTEREST AND FINANCIAL EXPENSE for the three-month period ended June 30, 2004 was $1.4 million in comparison to $1.2 million in the same period last year and consisted mainly of financing costs on the convertible term loans. For the six-month period ended June 30, 2004, interest and financial expense increased by $0.7 million, mainly due to the expense related to the convertible term loans that were issued in the second quarter of 2003 only. In addition, the Company decided during the quarter to capitalize $3.0 million unpaid accrued interest on convertible term loans as permitted in these agreements. Because of this capitalization and since the debt portion of the convertible term loans are accounted for as discounted loans and are increasing in accretion, we expect that our interest expense will continue to increase in the next quarters of 2004.

INCOME TAXES for the six-month period ended June 30, 2004 was $1.9 million in comparison to $1.2 million for the same period last year. We recorded an income tax expense related to earnings generated by Zentaris from our operations in Germany. For our Canadian operations, we have to establish a valuation allowance against future income tax assets as it is more likely than not that some or all of the future income tax assets will not be realized.

Cosmetics and Nutrition Segment

REVENUE

Revenue in this segment for the second quarter ended June 30, 2004 were $12.2 million compared to $3.7 million for the same period last year. For the six-month period ended June 30, 2004, the revenues reached $19.7 million compared to $6.9 million in 2003. The increases for the quarter and for the first half of the year come from the recent acquisition of Pure Encapsulations in March 2004, the acquisition of Siricie at the end of 2003, as well as through the organic growth. We expect a similar increase in revenue for this segment in the coming quarters, compared to corresponding quarters in 2003, as a result of the March 2004 acquisition of Pure Encapsulations.

OPERATING EXPENSES

COST OF SALES was $4.1 million for the three-month period ended June 30, 2004, compared to $0.7 million for the same quarter in 2003. For the six-month period ended June 30, 2004, the cost of sales has gone up from $1.3 million to $6.0 million. These costs consist mainly of raw materials and manufacturing costs related to and are proportional to sales of respective products. The recent acquisitions of Pure Encapsulations and Siricie combined with a negative currency fluctuation has led to an increase in the cost of sales, as a percentage of sales, from 18.3% in the first half of 2003 to 30.6% for the same period in 2004. We expect the cost of sales, as a percentage of sales, to remain about the same as for the second quarter of 2004.

SG&A EXPENSES for the second quarter ended June 30, 2004 were $3.3 million compared to $1.0 million for the same period of 2003. For the six-month period ended June 30, 2004, the SG&A expenses have gone up from $2.0 million to $5.7 million primarily reflecting recent acquisitions of companies.

INTEREST AND FINANCIAL EXPENSE for the three-month period ended June 30, 2004 was $0.7 million. This expense consisted of financing costs on the new debts contracted for the acquisition of Pure Encapsulations. For the six-month period ended June 30, 2004, interest and financial expense reached $1.0 million. There was no interest and financial expense for the corresponding period and for the six-month period last year. We expect that our interest expense will remain as it was in the second quarter for the next quarters of 2004.

FOREIGN EXCHANGE GAIN was $0.1 million in the three-month period ended June 30, 2004, compared with a $0.5 million loss in the same period last year. For the first half of 2004, foreign exchange gain was $0.2 million compared to a loss of $0.7 million for the same period last year. The foreign exchange loss in 2003 was attributable to the impact of a stronger Canadian dollar on our US short-term investments and working capital denominated in US dollars. We did not have significant gain or loss in the first half of 2004 due to no significant fluctuations in the US dollar during the first half of 2004.

Distribution Segment

REVENUE

Revenue in this segment is derived from the distribution of raw materials and brand-name active ingredients to multinational companies in the cosmetics, industrial chemicals, fine chemicals, pharmaceutical and nutrition sectors. In the second quarter of 2004, revenues were $35.1 million, an increase of $14.0 million or 67%, compared with $21.1 million for the same period in 2003. For the first half of 2004, revenues were $73.4 million compared to 46.3 million for the same period last year. These increases primarily reflect the acquisition of Chimiray/Interchemical in August 2003, which will still have an impact in the next quarter.

OPERATING EXPENSES

COST OF SALES was $28.7 million in the three-month period ended June 30, 2004, an increase of $11.1 million compared with $17.6 million for the same period in 2003. For the first half of 2004, cost of sales was $60.2 million compared to $39.1 million for the same period in 2003. Cost of sales is directly proportional and related to sales of respective products. In 2004, the gross margin, as a percentage of revenues, was 18.0%, compared to 15.5% for the same period in 2003, reflecting the contribution of high-margin products from ADF Chimie S.A. and Chimiray/Interchemical, as well as improved margins for existing products from Unipex. We expect gross margin to remain stable for the next quarters of 2004.

SG&A EXPENSES were $3.1 million in the second quarter of 2004, an increase of $1.2 million compared to $1.9 million in the same period in 2003. For the first half of 2004, SG&A were $6.7 million compared to $3.8 million in 2003. Again, these increases primarily reflect the acquisition of Chimiray/Interchemical in August 2003.

FOREIGN EXCHANGE LOSS for the first half of 2003 was $0.4 million compared to almost no gain or loss in 2004 for the same period reflecting the impact of foreign currency fluctuations on working capital denominated in foreign currency. This impact is mostly related to the fluctuation on the US dollars in comparison to Euro which is more significant for the first half of 2003 compared to the same period in 2004.

CONSOLIDATED

Total Assets

Total assets, which was $295.8 million as at December 31, 2003, reached $366 million as at June 30, 2004. This $70.2 million increase is mainly attributable to the acquisition of Pure Encapsulations in March 2004. Detail of segment assets is provided in note 8 of the interim consolidated financial statements.

Liquidity, Cash Flows and Capital Resources

Our operations and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

As of June 30, 2004, the Company had cash, cash equivalents and short-term investments of approximately $64.4 million, the same as at December 31, 2003. The Company believes these liquidities, combined with our unused lines of credit, totalling $6.6 million, and the funds provided by operations will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses or products may require additional financing.

The variation of our liquidity by activities is explained below, on a consolidated basis.

OPERATING ACTIVITIES

Cash flow generated by our operations was $13.5 million during the second quarter of 2004. This cash inflow is mainly attributable to amounts received from new agreements signed with our partners in the biopharmaceutical segment. For the six-month period ended June 30, 2004, cash flow generated by our operations was $8.4 million. In the next quarters, we will continue to contain the variation in the working capital accounts, as well as to continue to generate increased operating income from our cosmetics-nutrition and distribution segments.

FINANCING ACTIVITIES

For the three-month period ended June 30, 2004, cash flow used in financing activities was $0.6 million which is comparable to what we used for the same period last year. Following the exercise of stock options, $0.9 million was generated by the issuance of common shares during this quarter and $1.4 million was used for repayment of long-term debt. For the six-month period ended June 30, 2004, an amount of $40.3 million in long-term debt was contracted and $1.3 million was generated by the issuance of common shares. In addition, $2.6 million was used as repayment of long-term debt and balance of purchase price. In the corresponding period last year, the repayment of the interim financing for the acquisition of Zentaris and the payment of a balance of purchase price totalling $45.5 million, offset by the proceeds of the $24.4 million convertible term loans mainly explain the outflow.

INVESTING ACTIVITIES

Cash flow used in investing activities (excluding change in short-term investments) was $0.6 million for this second quarter. For the six-month period ended June 30, 2004, an amount of $47.3 million was used in investing activities mainly for acquiring companies. For the same period last year, cash flow used in investing activities was $3.6 million (excluding change in short-term investments), primarily to increase our share in one of our French-based subsidiaries.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:


(in thousands of Canadian dollars)                              PAYMENTS DUE BY PERIOD
                                        -----------------------------------------------------------------------
                                                               Remainder of
                                               Total               2004          2005-2007       2008-2009
                                        -----------------------------------------------------------------------
                                                 $                  $                $               $

LONG-TERM DEBT                                  57,846              7,678           36,707         13,461
CONVERTIBLE TERM LOANS                          28,000                  -           28,000              -
OPERATING LEASES                                10,063              1,298            5,373          3,392
COMMERCIAL COMMITMENTS                           4,486              1,552            2,934              -
                                        -----------------------------------------------------------------------
TOTAL CONTRACTUAL CASH OBLIGATIONS             100,395             10,528           73,014         16,853
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------

Outstanding Share Data

Effective May 26, 2004, the Company repealed the subordinate voting shares and multiple voting shares to create a new class of common shares. All existing subordinate voting shares at that time were converted into common shares.

As of August 11, 2004, there were 45,565,884 common shares issued and outstanding for a total of $189 million and there were 2,722,842 stock options outstanding. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common share up to a maximum of 6,955,089 shares.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(expressed in thousands of Canadian dollars,except per share data)

                                                                              Quarter ended    Quarter ended
                                               Quarter ended   Quarter ended   December 31,    September 30,
                                               June 30, 2004  March 31, 2004       2003             2003
                                                     $              $               $                $
                                              -----------------------------------------------------------------
                                              -----------------------------------------------------------------
Revenues                                              65,840          58,449          48,896           37,829
Operating income (loss)                                9,177           1,584          (6,684)          (5,303)
Net earnings (loss)                                    1,330          (2,550)         (9,504)          (9,238)
Basic and diluted net earnings (loss) per
share                                                   0.03           (0.06)          (0.21)           (0.20)



                                                                              Quarter ended    Quarter ended
                                               Quarter ended  Quarter ended    December 31,    September 30,
                                               June 30, 2003  March 31, 2003       2002             2002
                                                     $              $               $                $
                                              -----------------------------------------------------------------
                                              -----------------------------------------------------------------
Revenues                                              38,875         40,813           28,008           24,407
Operating loss                                        (1,128)        (1,321)          (6,602)          (5,529)
Net loss                                              (4,668)        (4,890)          (8,009)          (6,222)
Basic and diluted net loss per share                   (0.11)         (0.12)           (0.20)           (0.15)


FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. As of June 30, 2004, there were no significant outstanding forward exchange contracts.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates relating to our variable rate debts. We have, as at June 30, 2004, $31.2 million of long-term debts which, in effect, bear interest at floating rates.

RELATED PARTY TRANSACTIONS AND OFF BALANCE SHEET ARRANGEMENTS

There were no related party transactions other than those eliminated during the consolidation process and no off balance sheet arrangements.

OUTLOOK

Biopharmaceutical Segment

We expect that Cetrotide(R) (cetrorelix), which is sold by Serono, to continue to generate significant revenue in the remainder of 2004. Furthermore, Cetrotide(R) (cetrorelix) is pending approval in Japan and, should authorization be successful, we would receive a milestone payment from our partner Shionogi.

We expect to continue to benefit from the support of existing partners for our R&D activities and as part of our growth strategy, we intend to pursue additional partnerships, as well as acquisition of additional technologies and/or companies.

Cosmetic and Nutrition Segment and Distribution Segment

Integration of the newly-acquired companies will be ongoing and we expect to continue to achieve organic and acquisition growth during the next quarters.

RISK FACTORS

Economic and sector related risks are the same as those identified in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's 2003 Annual Report.

Copies of the Company's public disclosure documents are available on our website at www.aeternazentaris.com and on SEDAR website at www.sedar.com.
   -----------------------                         -------------

SAFE HARBOUR STATEMENT

Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

On behalf of management,



/s/ DENNIS TURPIN
-------------------------------------------
Dennis Turpin, CA
Vice President and Chief Financial Officer
August 11, 2004

AETERNA ZENTARIS INC.
(FORMERLY AETERNA LABORATORIES INC. (NOTE 1))
INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)

                                                                                          AS AT                  AS AT
                                                                                         JUNE 30,             DECEMBER 31,
                                                                                           2004                   2003
---------------------------------------------------------------------------------------------------------------------------
                                                                                        (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                       $           33,809              $   22,414
Short-term investments                                                                      30,583                  41,953
Accounts receivable                                                                         59,642                  48,191
Inventory                                                                                   21,567                  16,169
Prepaid expenses and deferred charges                                                        3,488                   3,314
Future income tax assets                                                                     4,331                   2,604
---------------------------------------------------------------------------------------------------------------------------
                                                                                           153,420                 134,645

PROPERTY, PLANT AND EQUIPMENT                                                               20,263                  19,599
DEFERRED CHARGES AND OTHER LONG-TERM ASSETS                                                  9,316                   1,322
INTANGIBLE ASSETS                                                                           62,713                  65,513
GOODWILL (note 3)                                                                          105,083                  61,184
FUTURE INCOME TAX ASSETS                                                                    15,221                  13,516
---------------------------------------------------------------------------------------------------------------------------
                                                                               $           366,016             $   295,779
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                    53,164                  53,062
Income taxes                                                                                10,698                   3,490
Balance of purchase price                                                                    3,174                   1,113
Current portion of long-term debt                                                           10,133                   3,777
---------------------------------------------------------------------------------------------------------------------------
                                                                                            77,169                  61,442

DEFERRED REVENUES                                                                           25,403                  10,563
CONVERTIBLE TERM LOANS                                                                      23,853                  19,920
LONG-TERM DEBT                                                                              47,713                  15,132
EMPLOYEE FUTURE BENEFITS (note 5)                                                            6,692                   6,658
FUTURE INCOME TAX LIABILITIES                                                               24,787                  25,991
NON-CONTROLLING INTEREST                                                                    33,627                  29,952
---------------------------------------------------------------------------------------------------------------------------
                                                                                           239,244                 169,658
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 6)                                                                     188,992                 187,601
OTHER CAPITAL                                                                                8,064                   7,486
DEFICIT                                                                                    (74,231)                (73,011)
CUMULATIVE TRANSLATION ADJUSTMENT                                                            3,947                   4,045
---------------------------------------------------------------------------------------------------------------------------
                                                                                           126,772                 126,121
---------------------------------------------------------------------------------------------------------------------------
                                                                               $           366,016             $   295,779
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

AETERNA ZENTARIS INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)


                                                                 QUARTERS ENDED JUNE 30,                SIX MONTHS ENDED JUNE 30,
UNAUDITED                                                       2004                  2003                2004              2003
-----------------------------------------------------------------------------------------------------------------------------------

REVENUES                                                $        65,840            $   38,875        $   124,289    $       79,688
-----------------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                    34,922                20,393             72,050            43,613
Selling, general and administrative                              10,712                 7,030             20,333            12,942
Research and development costs                                    9,125                10,889             17,103            21,868
R&D tax credits and grants                                         (394)                 (323)              (419)             (803)
Depreciation and amortization
     Property, plant and equipment                                  821                   862              1,577             1,722
     Intangible assets                                            1,477                 1,152              2,884             2,795
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 56,663                40,003            113,528            82,137
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                           9,177                (1,128)            10,761            (2,449)

Interest income                                                     288                   226                782             1,163
Interest and financial expenses                                  (2,095)               (1,295)            (3,732)           (2,088)
Foreign exchange gain (loss)                                        227                  (971)               644            (1,358)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING                                7,597                (3,168)             8,455            (4,732)
-----------------------------------------------------------------------------------------------------------------------------------

INCOME TAX EXPENSE

Current                                                          (8,484)               (1,474)           (10,908)           (2,105)
Future                                                            4,160                   816              4,944            (1,054)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 (4,324)                 (658)            (5,964)           (3,159)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  3,273                (3,826)              2,491           (7,891)


NON-CONTROLLING INTEREST                                         (1,943)                 (842)            (3,711)           (1,667)
-----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                        $       1,330            $   (4,668)       $    (1,220)    $      (9,558)
-----------------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE           $        0.03            $    (0.11)       $     (0.03)    $       (0.23)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (Note 7)
         Basic                                               45,594,326            40,695,527         45,565,884        40,696,277
         Diluted                                             46,457,409            40,955,007         46,115,205        40,829,575
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars)

                                                                                       SIX MONTHS ENDED JUNE 30,
UNAUDITED                                                                         2004                             2003
------------------------------------------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF PERIOD                                                  $        73,011               $      44,864
Net loss for the period                                                        $         1,220                       9,558
------------------------------------------------------------------------------------------------------------------------------
Balance - End of period                                                        $        74,231               $      54,422
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

AETERNA ZENTARIS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars)


                                                                QUARTERS ENDED JUNE 30,               SIX MONTHS ENDED JUNE 30,
UNAUDITED                                                        2004              2003                2004                2003
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings (loss) for the period                           $     1,330      $    (4,668)   $        (1,220)      $      (9,558)
Items not affecting cash and cash equivalents
     Depreciation and amortization                                 2,298            2,014              4,461               4,517
     Future income taxes                                          (4,170)            (816)            (4,944)              1,053
     Deferred charges and long-term asset                         (7,209)             131             (7,064)                226
     Deferred revenues                                            16,310            1,736             20,112               1,569
     Accretion on convertible loans                                  518              415                933                 415
     Employee future benefits                                         30               88                 90                 182
     Non-controlling interest                                      1,943              842              3,711               1,667
     Stock-based compensation                                        357               97                645                 153
     Foreign exchange loss on long term item denominated
       in foreign currency                                            81                -                (49)                  -
Change in non-cash operating working capital items (note 5)        2,053           (1,353)            (8,295)             (7,683)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                  13,541           (1,514)             8,380              (7,459)
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of promissory note                                           -                -                  -             (43,000)
Convertible term loans                                                 -             (585)                 -              24,415
Payment of balance of purchase price                                (100)               -             (1,101)             (2,358)
Increase in long-term debt                                             -                -             40,251                   -
Repayment of long-term debt                                       (1,432)             (29)            (1,514)                (59)
Issuance of share capital, net of related expenses                   894              (15)             1,336                 (66)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    (638)            (629)            38,972             (21,068)
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of short-term investments                                (7,104)         (11,531)            (7,104)            (15,491)
Proceeds from short-term investments                               8,971            6,527             18,474              65,905
Purchase of long-term investment                                       -                -               (825)                  -
Business acquisition (note 3)                                          -             (250)           (45,682)             (2,589)
Purchase of a product line                                             -                -                (10)                  -
Purchase of property, plant and equipment                           (529)            (500)              (720)               (750)
Additions to intangible assets                                       (47)            (213)               (82)               (265)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   1,291           (5,967)           (35,949)              46,810
-----------------------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                           14,194           (8,110)            11,403               18,283

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS          76             (118)                (8)                (248)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                   19,539           38,757             22,414               12,494
-----------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                    $    33,809       $   30,529       $    33,809        $       30,529
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION

Interest paid                                                $       159       $       33       $      185         $          154
-----------------------------------------------------------------------------------------------------------------------------------

Income taxes paid                                            $     2,371       $      783       $    2,665         $        1,942
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------

1  BASIS OF PRESENTATION AND STATUTORY CHANGE

These interim financial statements as at June 30, 2004 and for the periods ended June 30, 2004 and 2003, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

On May 26, 2004, the Company changed its corporate name to AEterna Zentaris Inc. fromAEterna Laboratories Inc.

2  NEW ACCOUNTING STANDARDS

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In July 2003, the CICA issued new Handbook Section 1100 "Generally Accepted Accounting Principles" ("GAAP"), which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the Handbook does not cover a particular situation and clarifies the role of "industry practice" in setting GAAP. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION

In July 2003, the CICA issued new Handbook Section 1400 "General Standards of Financial Statement Presentation" which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must present fairly in accordance with Canadian generally accepted accounting principles its financial position, results of operations and cash flows. The Company adopted this new standard on January 1, 2004 without having any significant impact on the Company's financial statements.

HEDGING RELATIONSHIPS

The CICA has issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for fiscal years beginning on or after January 1, 2004. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under this new guideline, the Company is also required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings. The company adopted this guideline as at January 1, 2004 without having any significant impact on the Company's financial statements.


3  BUSINESS ACQUISITION


PURE ENCAPSULATIONS, INC.

On March 3, 2004, our subsidiary Atrium completed through its new incorporated subsidiary, Atrium Pureco, Inc, the acquisition of all operating assets of Pure Encapsulations, Inc. for a total consideration of $49,676,167 of which an amount of $45,681,982 was paid cash, net of cash and cash equivalent acquired of $1,242,518 and $2,751,667 as a balance of purchase price. This company, based in the United States is focused mainly on the development, manufacturing and marketing of nutritional supplements geared towards physicians and other healthcare professionals.

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------

The financing of the transaction resulted from the issuance of a senior debt of $27,000,000 and a subordinate debt in the amount of $13,407,000. The senior debt, for which a moveable hypothec on all Atrium's North American moveable assets has been given as security, is lended in the form of bankers' acceptances. The debt bears interest at a rate based on the market rate plus an applicable margin calculated quarterly on Atrium's North American operations. As at June 30, 2004, the actual interest rate for this debt was 3.9%. The principal is payable in quarterly instalments of $1,350,000. The subordinate debt, without any security granted, bears interest at a rate of 9% for the first year and 10% for the following years. Interest is payable in monthly instalments and the principal is payable in accretion annually starting in March 2005.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The purchase price allocation shown below is preliminary and is based on the Company's estimates of fair value. The final allocation is expected to be completed within the next six months and may result in a portion of the purchase price being allocated from goodwill to identifiable intangible assets.

The allocated values of the net assets acquired are as follows:

                                                                               $
                                                                    -------------------------
Assets
Current assets                                                                      6,322
Property, plant and equipment                                                       1,522
---------------------------------------------------------------------------------------------
                                                                                    7,844
---------------------------------------------------------------------------------------------

Liabilities
Current liabilities                                                                 2,261
Future income taxes                                                                   134
---------------------------------------------------------------------------------------------
                                                                                    2,395
---------------------------------------------------------------------------------------------

Net identifiable assets acquired                                                    5,449
Goodwill                                                                           44,228
---------------------------------------------------------------------------------------------

Purchase price                                                                     49,677
Consideration
          Cash and cash equivalents acquired                                       (1,243)
          Balance of purchase price                                                (2,752)
---------------------------------------------------------------------------------------------
Net cash paid for the acquisition                                                  45,682
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

The goodwill is deductible for income tax purposes.

SIRICIE S.A.

The purchase price allocation of Siricie S.A., acquired in November 2003, was finalized during the second quarter of 2004 and did not result in any change from the original purchase price allocation.


4  COMPANY'S STOCK OPTION PLAN

The Company has chosen to use the fair value method to account for stock-based compensation costs arising from awards granted to employees after December 31, 2002. As part of the adoption of this standard, we had to restate 2003 quarters to take into account the decision taken in the fourth quarter of 2003 to use the prospective method of accounting. Consequently, additionnal charges of approximately $97,000 and $153,000 are recorded in the statement of operation for the second quarter and six-months period ended June 30, 2003, without having any effect on the basic and diluted net earningns (loss) per share. We also have to disclose pro-forma information relating to net earnings (loss) and earnings
(loss) per share as if the fair value method of accounting had been used for awards granted to employees before January 1, 2003.

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------

                                                                     QUARTERS ENDED JUNE 30,             SIX MONTHS ENDED JUNE 30,
                                                                    2004                  2003            2004              2003
                                                                ----------------------------------   -------------------------------


Net earnings (loss) for the period                               $        1,330      $    (4,668)     $   (1,220)     $    (9,558)
Pro-forma adjustment for stock-based compensation costs                       6             (406)             13             (915)
                                                                ----------------------------------   -------------------------------
Pro-forma net earnings (loss) for the period                     $        1,336      $    (5,074)     $   (1,207)         (10,473)
                                                                ----------------------------------   -------------------------------
                                                                ----------------------------------   -------------------------------
Basic and diluted net earnings (loss) per share                  $         0.03      $     (0.11)     $   (0.03)      $     (0.23)
                                                                ----------------------------------   -------------------------------
                                                                ----------------------------------   -------------------------------
Pro-forma basic and diluted net earnings (loss) per share        $          0.03     $     (0.12)     $   (0.03)            (0.26)
                                                                ----------------------------------   -------------------------------
                                                                ----------------------------------   -------------------------------

The pro-forma amounts may not be representation of future disclosure as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.


5. STATEMENTS OF CASH FLOWS AND ADDITIONAL INFORMATION

                                                                QUARTERS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                                                 2004             2003               2004         2003
                                                      -------------------------------------------------------------------------
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS
     Accounts receivable                                      (1,058)              975            (11,775)              (3,569)
     Inventory                                                  (390)              206             (1,468)                 652
     Prepaid expenses and deferred charges                     1,471               653                (19)                (711)
     Accounts payable and accrued liabilities                 (4,225)           (3,410)            (2,249)              (3,944)
     Income taxes                                              6,255               223              7,216                 (111)
-------------------------------------------------------------------------------------------------------------------------------
                                                               2,053            (1,353)            (8,295)              (7,683)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

EMPLOYEE FUTURE BENEFIT EXPENSE                                76,042          151,845            181,808              309,802
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

6  SHARE CAPITAL

Autorized
Unlimited number of shares of the following classes:
     Common:    Voting and participating, one votes per share
     Preferred: First and second ranking, issuable in series, with rights and privileges specific to each class.


Issued                                                                                AS AT                    AS AT
                                                                                     JUNE 30,               DECEMBER 31,
                                                                                       2004                     2003
                                                                        -------------------------------------------------
                                                                                  (UNAUDITED)

    45,633,159 common  shares (45,330,992 as at December 31, 2003)            $       188,992               $    187,601
                                                                        -------------------------------------------------
                                                                        -------------------------------------------------

Effective May 26, 2004, the Company repealed the subordinate voting shares and multiple voting shares to create a new class of common shares. All existing subordinate voting shares at that time were converted into common shares.


Pursuant to the exercice of stock options, the company issued 302,167 common shares for a total proceed of $1,496,899

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------

Instruments convertible into shares


As at June 30, 2004, the Company has 2,722,842 outstanding stock options. In addition, the convertible term loans can be converted into common shares of the Company at a conversion price of $5.05 per common shares up to a maximum of 6,955,089 shares.


Shareholder rights plan

On March 29, 2004, the Company has adopted a shareholder rights plan (the "Rights Plan"). The rights issued to the shareholders under the Rights Plan will be exercisable, under certain conditions, only when a person or entity, including any related party(ies), acquires or announces its intention to acquire more than twenty (20) percent of the outstanding common shares of AEterna Zentaris (as such shares may be redesignated or reclassified) without complying with the "permitted bid" provisions of the Rights Plan or without approval of AEterna Zentaris's Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase common shares of AEterna Zentaris at a fifty (50) percent discount to the market price of AEterna Zentaris's shares at the time.


7  NET EARNINGS (LOSS) PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number for shares outstanding used in the diluted earnings per share calculation

                                                             QUARTERS ENDED JUNE 30,                   SIX MONTHS ENDED JUNE 30,
                                                              2004              2003                   2004                 2003
                                                         ---------------------------------------------------------------------------

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING        45,594,326            40,695,527           45,565,884         40,696,277

Effect of dilutive stock options                              863,083               259,480              549,321            133,298
                                                         ---------------------------------------------------------------------------

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES
        OUSTANDING                                         46,457,409            40,955,007           46,115,205         40,829,575
                                                         ---------------------------------------------------------------------------
                                                         ---------------------------------------------------------------------------

ITEMS EXCLUDED FROM THE CALCULATION OF DILUTED NET LOSS PER SHARE BECAUSE THE
      EXERCICE PRICE WAS GREATER THAN THE AVERAGE MARKET PRICE OF THE COMMON
      SHARE OR THEIR ANTI-DILUTIVE EFFECT.



Stock options                                                 259,917            1,388,572               627,188          2,012,826
Common shares which would be issued following
       the conversion of the convertible term loans         5,544,554            1,237,624             5,544,554          1,237,624

For the quarter ended June 30, 2003 and six-month periods ended June 30, 2003 and 2004, the diluted net loss per share were the same as the basic net loss per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods were calculated using the basic weighted average number of shares outstanding.

AETERNA ZENTARIS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2004 AND 2003
(expressed in thousands of Canadian dollars, except share and per share data)

UNAUDITED
--------------------------------------------------------------------------------

8  SEGMENT INFORMATION

The company manages its business and evaluates performance based on three operating segments, which are the biopharmaceutical segment, the cosmetics and nutrition segment and the distribution segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

                                                           QUARTERS ENDED JUNE 30,               SIX MONTHS ENDED JUNE 30,
                                           ----------------------------------------------------------------------------------------
                                                               2004        2003                 2004                      2003
                                           ----------------------------------------------------------------------------------------

REVENUES
Biopharmaceutical                                $           18,831       14,185          $     31,446          $        26,730
Cosmetics and nutrition                                      12,185        3,654                19,666                    6,950
Distribution                                                 35,088       21,063                73,441                   46,262
Consolidated adjustments                                       (264)         (27)                 (264)                    (254)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 $           65,840       38,875          $    124,289          $        79,688
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE PERIOD
Biopharmaceutical                                $           (1,210)      (5,667)         $     (5,962)         $       (11,560)
Cosmetics and nutrition                                       1,614          507                 2,749                    1,208
Distribution                                                    949          446                 1,994                      847
Consolidated adjustments                                        (23)          46                    (1)                     (53)
-----------------------------------------------------------------------------------------------------------------------------------
                                                $             1,330       (4,668)         $     (1,220)         $        (9,558)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                                        AS AT                                        As at
                                                                       JUNE 30,                                   December 31,
                                                                         2004                                         2003
                                                     -------------------------------------------------------------------------------
SEGMENT ASSETS
Biopharmaceutical                                                      $ 193,756                                    $ 179,882
Cosmetics and nutrition                                                   69,282                                       15,565
Distribution                                                             103,448                                      100,434
Consolidated adjustments                                                    (470)                                        (102)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       $ 366,016                                    $ 295,779
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


9  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year presentation.

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AETERNA ZENTARIS INC.


DATE:  AUGUST 13, 2004                       By:  /s/ MARIO PARADIS
----------------------                            ------------------------------
                                                  Mario Paradis
                                                  Senior Director, Finance and
                                                  Corporate Secretary